SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queen’s Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Completion of LG Subscription

On December 13, 2021, Li-Cycle Holdings Corp. (the “Company”) entered into Subscription Agreements with each of LG Energy Solution, Ltd. (“LGES”) and LG Chem, Ltd. (“LGC”), each of which were subsequently amended and restated on March 11, 2022 and April 21, 2022 (the “Subscription Agreements”), pursuant to which each of LGES and LGC agreed, subject to the satisfaction of certain conditions, to subscribe for an equal number of the Company’s common shares (the “common shares”) in transactions exempt from registration under the Securities Act (the “Subscription”).

The Subscription was completed on May 11, 2022 and consisted of the issuance by the Company in accordance with the Subscription Agreements of (i) an initial tranche of 4,416,960 common shares, in the aggregate, at a price of $10.00 per share, for an aggregate initial tranche subscription price of approximately $44.2 million, and (ii) a second tranche of 883,392 common shares, in the aggregate, at a price of $6.60 per share (based on the volume-weighted average trading price of the Company’s common shares for the 5-trading days ending immediately prior to April 29, 2022), for an aggregate second tranche subscription price of approximately $5.8 million.

A press release issued by the Company announcing the completion of the Subscription is included as an exhibit to this current report on Form 6-K.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release, dated May 12, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: May 12, 2022